SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)1

Universal Electronics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

913483103

(CUSIP Number)

TORO 18 HOLDINGS LLC

C/O ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913483103

1	NAME OF REPORTING PERSON

TORO 18 HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,544,647
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,544,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,544,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 913483103

1	NAME OF REPORTING PERSON

IMMERSION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,544,647
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,544,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,544,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 913483103

1	NAME OF REPORTING PERSON

WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,544,647
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,544,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,544,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 913483103

1	NAME OF REPORTING PERSON

ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,544,647
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,544,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,544,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 913483103

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 21, 2023, the Issuer and the Reporting Persons entered into a cooperation agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, (i) that, simultaneously with the execution of the Cooperation Agreement, the Board shall appoint Mr. Singer (the “First New Director”) to the Board as a Class II director serving a term expiring at the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”), (ii) to include Mr. Singer (or any Replacement (as defined in the Cooperation Agreement)) in the Issuer’s slate of nominees for election as a director of the Issuer at the 2024 Annual Meeting, (iii) to appoint an additional new director (the “Second New Director”), effective immediately following the Issuer’s 2025 annual meeting of stockholders (the “2025 Annual Meeting”), if, as of December 31, 2024, the Reporting Persons beneficially own at least 10% of the then outstanding Voting Securities (as defined in the Cooperation Agreement), subject to certain conditions and exceptions, including that if during the regular trading sessions for the thirty day period commencing on the second business day after the Issuer releases its full-year 2024 earnings (such period, the “Evaluation Period”) the volume-weighted average price at which the Shares traded is $18.00 per Share or more during the Evaluation Period, then the Board shall not be obligated to appoint the Second New Director, and (iv) upon Mr. Singer’s appointment to the Board, to appoint him to the Compensation Committee of the Board.

Pursuant to the Cooperation Agreement, the Reporting Persons have customary replacement rights until the Termination Date (as defined below) in the event that (i) the First New Director is unable to serve on the Board due to death or disability or (ii) the Second New Director, if appointed, is unable to serve on the Board for any reason, in each case subject to certain conditions, including the Reporting Persons beneficially owning at least 10% of the then outstanding Voting Securities.

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain customary standstill restrictions and voting commitments until the Cooperation Agreement terminates (such date, the “Termination Date”), which shall be on the thirtieth day before the deadline under the Issuer’s Amended and Restated By-laws (the “Bylaws”) for director nominations and stockholder proposals for the Issuer’s 2026 annual meeting of stockholders; provided, however, that if on or before October 25, 2024 (i) the First New Director provides the Issuer with written notice of the First New Director’s resignation from the Board (other than for death or disability) and (ii) the Reporting Persons provide the Issuer with written notice to terminate the Cooperation Agreement, then the First New Director’s resignation shall then become immediately effective and the Cooperation Agreement shall terminate thirty days before the deadline under the Bylaws for director nominations and stockholder proposals for the 2025 Annual Meeting.

Until the Termination Date, the Reporting Persons agreed not to acquire beneficial ownership of more than 15.0% of the then outstanding Voting Securities. Until the Termination Date, the Reporting Persons further agreed to, among other things, (i) appear in person or by proxy at each Stockholder Meeting (as defined in the Cooperation Agreement), and (ii) vote, or deliver consents or consent revocations with respect to, all Shares beneficially owned by them or their Affiliates (as defined in the Cooperation Agreement) in accordance with the Board’s recommendations with respect to any and all proposals, including, but not limited to, proposals related to director elections, removals or replacements, or the issuance of equity in connection with employee compensation, submitted to stockholders at such Stockholder Meeting; provided, however, that in the event either Institutional Stockholder Services, Inc. (“ISS”) or Glass, Lewis & Co. (“Glass Lewis”) publishes a voting recommendation that differs from the Board’s recommendation with respect to any proposal (other than proposals related to director elections, removals or replacements, or the issuance of equity in connection with employee compensation) submitted to stockholders at any Stockholder Meeting, the Reporting Persons will be permitted to vote, or deliver consents or consent revocations with respect to, any Shares beneficially owned by the Reporting Persons or their Affiliates in accordance with such ISS or Glass Lewis recommendation; provided, further, that the Reporting Persons may vote in their discretion on any proposal involving an Extraordinary Transaction (as defined in the Cooperation Agreement) or the implementation of takeover defenses not in existence as of the Effective Date. The Cooperation Agreement also contains certain customary confidentiality, non-disparagement, and other undertakings by the Reporting Persons and the Issuer.

CUSIP No. 913483103

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 21, 2023, the Reporting Persons and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated December 21, 2023.

CUSIP No. 913483103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

TORO 18 HOLDINGS LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President and CEO

IMMERSION CORPORATION

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President, CEO and Chairman

/s/ WILLIAM C. MARTIN
WILLIAM C. MARTIN

/s/ ERIC SINGER
ERIC SINGER